Exhibit 99.37

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2010 – No. 1

HudBay Provides Update on Polar Star Holdings

TORONTO, ONTARIO, January 8, 2010 – HudBay Minerals Inc. (TSX: HBM) (“HudBay”) today announced that it has concurrently exercised 1,930,302 warrants in Polar Star Mining Corporation (TSXV: PSR) (“Polar Star”) at an exercise price of CDN$1.00 per warrant, and sold the 1,930,302 resulting common shares through the facilities of the TSX Venture Exchange at a price of CDN$1.047 per share. Following these transactions, HudBay’s aggregate shareholding in Polar Star remains 6,873,704 common shares, representing 11.0% of Polar Star’s issued and outstanding common shares as at November 6, 2009. HudBay no longer holds any warrants of Polar Star.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

(HBM-G)

FOR FURTHER INFORMATION PLEASE CONTACT:

HudBay Minerals Inc.

John Vincic, Vice President, Investor Relations

and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

Website: www.hudbayminerals.com

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel: 416-362-0615 www.hudbayminerals.com